Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 8, 2021

VIA EDGAR AND FEDERAL EXPRESS

Ms. Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alignment Healthcare, Inc.

Draft Registration Statement on Form S-1

Submitted December 4, 2020, Amended January 11, 2021

CIK No. 0001832466

Dear Ms. Bednarowski:

On behalf of Alignment Healthcare, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S–1 of the Company (as amended, the “Registration Statement”), together with exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on January 11, 2021.

Amendment No. 2 is being confidentially submitted to the Commission for nonpublic review pursuant to the filing guidelines announced by the Division of Corporation Finance of the Commission on June 29, 2017 (the “Filing Guidelines”). The Company hereby acknowledges its agreement to the Filing Guidelines.

Amendment No. 2 reflects changes made in response to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 28, 2021 (the “Comment Letter”), and certain other updates. Set forth below are the Company’s responses to the Staff’s comments, presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to Amendment No. 2.

Prospectus Summary

Alignment’s Virtuous Cycle, page 6

1.	Refer to your response to comment 3. Please revise to clarify that the average cost of a nurse visit and hospitalization are derived from your own internal calculations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 7 and 109 of Amendment No. 2.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

2.	Refer to your response to comment 4. Please revise to disclose your membership numbers for the fiscal years ended December 31, 2019 and December 31, 2020.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 8, 12, 79, 81, 111, 119 and 123 of Amendment No. 2.

Richest coverage and benefits, page 7

3.

Refer to your response to comment 1. Please clarify what you mean by the statement that your Medicare Advantage plans were “rated” in the top three for benefit richness and more clearly describe what you mean by “richness.”

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 7 and 110 of Amendment No. 2.

Business, page 102

4.

Refer to comments 9 and 11. Please disclose the material terms of your CMS agreements, including the length of the agreement, the types of benefits you are required to provide to members, the member enrollment requirements, the benefit and price bid proposals you are required to submit to CMS and the termination provisions. In addition, please disclose your overall Star rating in California and, if true, that the payments in Nevada and North Carolina, which do not yet have independent Star ratings due to your limited operating history in those markets, will be based on your California Star rating for the next several years.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 84 and 123 of Amendment No. 2.

Our Growth Strategy

Expand into new markets, page 120

5.

Refer to your response to comment 12 and your disclosure that you have identified additional markets for potential expansion in 2022 and beyond to continue to your growth strategy. Please disclose the areas of the country you have identified, such as the Northeast or the South, and whether the identified markets are rural, suburban or urban.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 83 of Amendment No. 2.

Partner with providers to accelerate growth and improve operational performance, page 121

6.

Refer to your response to comment 13. Please revise to disclose the different types of payment models and agreements, including your VIE agreements, you have with medical providers and medical organizations.

Sonia Bednarowski

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 121 of Amendment No. 2.

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If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3434.

Sincerely,

/s/ Christopher J. Cummings

cc:	Rolf Sundwall

Sharon Blume

Justin Dobbie

Securities and Exchange Commission

John Kao

Thomas Freeman Michael Foster

Alignment Healthcare, Inc.

Khurram Siddiqui

Deloitte & Touche LLP

Byron B. Rooney

Pedro J. Bermeo

Davis Polk & Wardwell LLP

Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP